EXHIBIT J


               [CALIFORNIA INVESTMENT FUND, LLC LETTERHEAD]


Dynex Capital, Inc.
Attn:  Thomas H. Potts
10900 Nuckols Road, 3rd Floor
Glen Allen, Virginia 23060
804-217-5861

Dynex Capital, Inc.
C/O Investment Banking Division
Paine Webber Incorporated
Attn:  Mr. Jim Murray
1285 Avenue of the Americas
New York, NY 10019
212-712-4205

VIA FACSIMILE

July 12, 2000

Dear Mr. Potts and Mr. Murray:

          California Investment Fund, LLC (CIF) is in receipt of your letter dated July 6, 2000. Please find the attached response to your counter-offer to our Revised Letter of Intent. In summary, the following points have been changed from the terms you presented.

     1. The purchase price has been decreased from our original offer, to $60 million. Our offer includes all accured, unpaid dividends within the $60 million, with no further accruals to be paid. The specific allocation per equity class is based on a pro rata distribution of the purchase price based on the closing prices and their relative percentages of total market capitalization on July 10, 2000.

        The price has been adjusted to reflect the $132 million dollar decrease in shareholder equity from April 30, 2000 at $310 million (see exhibit 1) to June 30, 2000, at $178 million (see exhibit 2). Our updated offer is an increase from 27.39% of balance sheet equity to 33.75% of balance sheet equity. The Board's counter offer of roughly $115 million was 37.06% of the April 30, 2000 balance sheet equity. This same $115 million is 64.68% of the current equity of $178 million. The $60 million price is an 11.36% premium to the current market capitalization. It is our opinion that the release of the second quarter 2000 financial statements will result in a significant decline in both the common and preferred share prices, which will result in our offer being at a 75% or greater premium to the market capitalization following the release of the financials.

        The loss of over one third of the share holder equity within a 60 day period has caused us great concern, given that the majority of this impact was accounting driven, and not related to specific transactions. This radical change in 60 days begs the questions, how long has management known of the impending write down, is this write down legitimate, and has the write down been understated or over stated. A change of this magnitude in just two months raises serious concerns that management has manipulated the financial statements for the purpose of propping up the share prices, or to prevent the proposed sale through accounting gimmickry.

        Also keep in mind that the residuals currently valued at $124 million, or roughly 50% of the face amount, are illiquid, and would trade at a severe discount if sold. A swing from 50% to 20% would wipe out an additional $70 million in share holder equity.

     2. The stock of Dynex Holdings, Inc., will be under option to purchase at $200,000, pending due diligence review of its assets.

     3. An acceptable discount of the Senior Notes must be verified by CIF prior to entering the definitive agreement. Verification by direct contact with note holders will be required. Any discount negotiated by CIF will inure to the benefit of the successor entity.

     4. The deposit shall serve as liquidated damages, with no further remedies in order to be reciprocal to the Break-up Fee as liquidated damages with no further remedies.

     5. Paragraph 11 has been changed to have the deposit placed in escrow upon execution of the Letter of Intent.

     6. Paragraph 13 has been added to reflect CIF's interest in pursuing the assumption of the liability for the Chase Bank of Texas letter of credit, maturing July 31, 2000.

If these changes meet with your approval, please sign the attached Letter of Intent and return. We are prepare to move forward with final due diligence immediately upon your acceptance



                                         California Investment Fund, L.L.C.


                                         By:     /s/ Michael R. Kelly
                                                --------------------------
                                         Name:  Michael R. Kelly
                                                --------------------------
                                         Title: Managing Member
                                                --------------------------